SERIES B CONVERTIBLE PREFERRED STOCK

CERTIFICATE OF DESIGNATIONS,

PREFERENCES AND RIGHTS OF

PAPERCLIP SOFTWARE, INC.

Paperclip Software, Inc., a Delaware corporation (the “Company”), DOES HEREBY CERTIFY:

Pursuant to authority expressly granted and vested in the Board of Directors of the Corporation by the provisions of the Corporation’s Certificate of Incorporation, as amended, and Section 141(f) of the Delaware General Corporations Law, the Board of Directors adopted the following resolution on November 6, 2006 authorizing a class of the Company’s previously authorized 10,000,000 shares of preferred stock, par value $.001 per share, and providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of 4,000,000 shares of Series B Convertible Preferred Stock of the Company, as follows:

RESOLVED, Pursuant to Company’s Certificate of incorporation and Section 151(g) of the Delaware Business Corporation Act, Company hereby designates a class of preferred shares which are a part of the Company’s authorized capital, but as of the date of this resolution, have yet to be designated as Series B Convertible Preferred Stock whereby each share of Series B Convertible Preferred Stock is convertible into five hundred (500) shares of common stock and carries all the same rights as common stock, except for the 1:500 conversion and the following:

(1)  Voting. On all matters submitted to the shareholders, each holder of shares of Series B Convertible Preferred Stock is entitled to one vote for each share of common stock into which Series A Preferred Stock is then convertible, as provided in Section 2. For example, each share of Series B Convertible Preferred Stock is entitled to five hundred (500) votes.

(2)  Automatic Conversion. Each share of Series B Convertible Preferred Stock will automatically convert, without any action on the part of the holder, upon the increase of the Company’s authorized common stock to an appropriate amount to satisfy full conversion of all Series B Convertible Preferred Stock shares, into five hundred (500) shares of Common Stock (the “Conversion Shares”).

(3)  Ratchet Provision; Certain Adjustments for Conversions and Issuances. In the event the Company, shall, at any time after November 9, 2006, issue any additional shares of common stock, then the conversion rate for the Series B Convertible Preferred Stock will be adjusted so that the number of shares of Common Stock issuable upon such conversion of the Series B Convertible Preferred Stock shall be increased in proportion to such increase in outstanding shares of common stock.

(4)  Issuance of Certificates; Time Conversion Effected. As soon as commercially practicable after the increase of the Company’s authorized common stock to an appropriate amount to satisfy full conversion of all Series B Convertible Preferred Stock shares into Common Stock, the Company shall cause to be issued and delivered, to the Holder, registered in such name or names as the Holder may direct, a certificate or certificates for the number of whole shares of Common Stock into which the Series B Convertible Preferred Stock has been converted. In the alternative, if the Company’s Transfer Agent is a participant in the electronic book transfer program, the Transfer Agent shall credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder’s or its designee’s balance account with The Depository Trust Corporation. Such conversion shall be deemed to have been effected, and the “Conversion Date” shall be deemed to have occurred, on the date which such shares are issued. The rights of the Holder of the Series B Convertible Preferred Stock shall cease, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby, on the Conversion Date. Issuance of shares of Common Stock issuable upon conversion that are requested to be registered in a name other than that of the registered Holder shall be subject to compliance with all applicable federal and state securities laws.

(5)  Fractional Shares. The Company shall not, nor shall it cause the Transfer Agent to, issue any fraction of a share of Common Stock upon any conversion. All shares of Common Stock (including fractions thereof) issuable upon conversion of shares of Series B Convertible Preferred Stock by the Holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of a fraction of a share of Common Stock. If, after such aggregation, the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round, or cause the Transfer Agent to round, such fraction of a share of Common Stock up to the nearest whole share.

(6)  No Reissuance of Series B Convertible Preferred Stock. Shares of Series B Convertible Preferred Stock that are converted into shares of Common Stock as provided herein shall not be reissued.

(7)  Vote to Change the Terms of or Issue Series A Super Preferred Stock. The affirmative vote at a meeting duly called for such purpose, or the written consent without a meeting, of the holders of not less than fifty-one percent (51%) of the then outstanding shares of Series B Convertible Preferred Stock shall be required for (i) any change to the Corporation’s Certificate of Incorporation that would amend, alter, change or repeal any of the preferences, limitations or relative rights of the Series B Convertible Preferred Stock, or (ii) any issuance of additional shares of Series B Convertible Preferred Stock.

(8)  Notices. In case at any time:

a.	the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights; or

b.	there shall be any Organic Change;

then, in any one or more of such cases, the Company shall give, by first class mail, postage prepaid, or by facsimile or by recognized overnight delivery service to non-U.S. residents, addressed to the Registered Holders of the Series B Convertible Preferred Stock at the address of each such Holder as shown on the books of the Company, (i) at least twenty (20) Trading Days prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such subscription rights or for determining rights to vote in respect of any such Organic Change and (ii) in the case of any such Organic Change, at least twenty (20) Trading Days’ prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (i) shall also specify, in the case of any such subscription rights, the date on which the holders of Common Stock shall be entitled thereto, and such notice in accordance with clause (ii) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such Organic Change.

(9)  Record Owner. The Company may deem the person in whose name shares of Series B Convertible Preferred Stock shall be registered upon the registry books of the Company to be, and may treat him as, the absolute owner of the Series B Convertible Preferred Stock for the purposes of conversion and for all other purposes, and the Company shall not be affected by any notice to the contrary. All such payments and such conversion shall be valid and effective to satisfy and discharge the liabilities arising under this Certificate of Designations to the extent of the sum or sums so paid or the conversion so made.

(10)  Register. The Company shall maintain a transfer agent, which may be the transfer agent for the Common Stock or the Corporation itself, for the registration of the Series B Convertible Preferred Stock. Upon any transfer of shares of Series B Convertible Preferred Stock in accordance with the provisions hereof, the Company shall register or cause the transfer agent to register such transfer on the Stock Register.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its Chief Executive Officer on November 6, 2006.

/S/ William Weiss

William Weiss
Chief Executive Officer